

Mail Stop 3030

March 14, 2017

<u>Via E-mail</u>
Albert G. White, III
Executive Vice President and Chief Financial Officer
The Cooper Companies, Inc.
6140 Stoneridge Mall Road, Suite 590
Pleasanton, California 94588

     Re: **The Cooper Companies, Inc.**
             Form 10-K for the Fiscal Year Ended October 31, 2016
             Filed December 22, 2016
             File No. 001-08597

Dear Mr. White:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosure, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Brian Cascio

               Brian Cascio
               Accounting Branch Chief
               Office of Electronics and Machinery